Exhibit 99.4

Andrew Holloway, P.Eng. Halyard Inc

212 King St. West, Suite 501 Toronto ON M5H 1K5 Canada

CONSENT of QUALIFIED PERSON

New Pacific Metals Corp (the “Company”)

I, Andrew Holloway, consent to any extracts from, or a summary of the Pre-feasibility Study of the Silver Sand Deposit of the Company of June 26th, 2024 (the “Technical Report”) in the news release of the Company dated June 26th, 2024 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this June 26th, 2024.

"Andrew Holloway"

Andrew Holloway, P.Eng.